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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                             Rule Industries, Inc.
           --------------------------------------------------------
                                (Name of Issuer)


                                 Common Stock
           --------------------------------------------------------
                          (Title of Class of Securities)


                                  781355-10-2
                ----------------------------------------------
                                 (CUSIP Number)


                                Gary L. Weller
                         ----------------------------
                              470 Old Evans Road
                         ----------------------------
                           Evans, Georgia 30803-2587
                         ----------------------------
                                (706) 650-4218
                         ----------------------------
           (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               November 20, 1995
                ----------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

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                                                              Page 2 of 8 Pages


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13D
----------------------------------       --------------------------------------
CUSIP No. 781355-10-2                    Page   3   of   8   Pages
                                              -----    -----
----------------------------------       --------------------------------------
-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Greenfield Industries, Inc.
     04-2917072
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER                           (a)  / /
     OF A GROUP*                                                     (b)  / /

-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     WC, BK
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS                             / /
     IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATIOn

     Delaware
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                 (7) SOLE VOTING POWER

                     1,241,100 shares of Common Stock, par value $.01
  NUMBER OF     ---------------------------------------------------------------
   SHARES        (8) SHARED VOTING POWER
 BENEFICIALLY
OWNED BY EACH        0
  REPORTING     ---------------------------------------------------------------
 PERSON WITH     (9) SOLE DISPOSITIVE POWER

                     630,000 shares of Common Stock, par value $.01
                ---------------------------------------------------------------
                (10) SHARED DISPOSITIVE POWER

                     0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,241,100 shares of Common Stock, par value $.01
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                  /X/
     CERTAIN SHARES*

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     34.6%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     CO
-------------------------------------------------------------------------------

                    *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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                                                              Page 4 of 8 Pages


     This Amendment No. 3 relates to the Schedule 13D filed by the undersigned, Greenfield Industries, Inc. ("Greenfield"), on July 28, 1995, as amended on August 18, 1995 and September 18, 1995, to report the beneficial ownership of the Common Stock, $0.01 par value per share (the "Common Stock"), of Rule Industries, Inc. ("Rule" or the "Issuer"). Unless otherwise specified, all capitalized terms used herein have the meanings assigned in the Schedule 13D.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended to add the following at the end thereof:

         Greenfield has paid no additional cash consideration in connection with the acquisition of beneficial ownership of the 611,100 shares described in
Item 5 hereof and incorporated herein by reference thereto. Such shares were acquired by Greenfield's receipt of certain Irrevocable Proxies (as defined in Item 5 hereof), in connection with Greenfield's execution of the Settlement Agreement (as defined in Section 5) and the obligations undertaken thereby.

Item 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby amended to substitute the following for the information previously reported:

         The securities described as beneficially owned in Item 5 hereof have been acquired, as more fully described in Item 5 hereof, by (i) the exercise of an option which was granted to Greenfield by Rule in connection with the execution of the Agreement and Plan of Merger (the "Merger Agreement") dated August 11, 1995 by and among Greenfield, Rule Acquisition Corporation and Rule, as amended on November 21, 1995, pursuant to which all of Rule's outstanding Common Stock will be acquired by Greenfield and (ii) the receipt of certain Irrevocable Proxies (as defined in Item 5 hereof) from William Anastos, June Anastos, Industrials, Inc. and the Anastos Revocable Trust, which proxies provide Greenfield with the right to vote the shares covered thereby at the meeting of stockholders called for the purpose of voting on approval of the Merger Agreement.

         In the event the merger contemplated by the Merger Agreement is consummated, Greenfield anticipates that it would be able to and would (i) make changes to the Board of Directors and management of Rule, (ii) make changes to Rule's charter and by-laws, (iii) cause Rule's Common Stock to cease to be quoted on the Nasdaq National Market, and (iv) cause Rule's Common Stock to be eligible for termination of registration pursuant to Section

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                                                              Page 5 of 8 Pages


12(g)(4) of the Securities Exchange Act of 1934, as amended. No specific plans with respect to the foregoing have yet been formulated by Greenfield. Except as set forth above, Greenfield has no present plans or intent that would relate to or result in a sale or transfer of a material amount of assets of Rule or any material change in Rule's business or corporate structure.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The last two paragraphs of Item 5 are hereby amended to substitute the following for the information previously reported:

         On November 20, 1995, in connection with the Merger Agreement, William Anastos, John A. Geishecker, Jr., Gary Sable, Henry G. Libby, Rule and Greenfield entered into a Settlement Agreement (the "Settlement Agreement") providing for the resolution of certain issues raised by and among the parties in connection with the Merger Agreement and certain other transactions and relationships existing among the parties. Pursuant to the Settlement Agreement, Mr. Anastos agreed to grant to Greenfield, on the date of execution of the Settlement Agreement, irrevocable proxies with respect to all shares of Rule Common Stock in which he has a beneficial interest (the "Irrevocable Proxies"). Irrevocable Proxies covering 611,100 shares, or 17.0% of Rule Common Stock, were delivered to Greenfield on November 21, 1995. Such Proxies give Greenfield or its substitute the right to vote the shares covered thereby at a stockholders meeting convened to consider the approval and adoption of the Merger Agreement. Greenfield has the sole power to vote or direct the vote of the shares covered thereby at such meeting but has no power to dispose of such shares.

         The Common Stock reported as beneficially owned hereby excludes 100 shares of Common Stock beneficially owned by Peter S. Finley, a director of Greenfield, as to which Greenfield disclaims beneficial ownership.

         Except as disclosed hereby there have been no transactions by Greenfield in the Common Stock of Rule during the past sixty days.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

         As described in Item 5 above, on November 20, 1995, Greenfield, Rule and certain executives and/or stockholders of Rule entered into the Settlement Agreement, pursuant to which, among other undertakings by the parties, Mr. Anastos agreed to grant Greenfield Irrevocable Proxies for all shares of Rule Common Stock beneficially owned by him. Such Irrevocable Proxies

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                                                              Page 6 of 8 Pages


permit Greenfield to vote the shares covered thereby at a stockholders meeting convened to vote on the approval and adoption of the Merger Agreement.

         The Settlement Agreement also contains other agreements and understandings among the parties thereto, including provisions permitting Mr. Anastos to purchase an airplane from Rule, an agreement to transfer title to certain automobiles owned by Rule to Mr. Anastos, the acceleration of options held by Mr. Anastos, the resignation of Mr. Anastos as Rule's President and Chief Executive Officer and agreements relating to a partnership controlled by Messrs. Anastos, Geishecker and Sable. In addition, the Settlement Agreement contains provisions obligating certain parties thereto to enter into additional agreements immediately prior to or on the effective date of the Merger, including a Disclosure Agreement (pursuant to which Greenfield has agreed to provide Mr. Anastos with certain information concerning Rule's marine division for a specified period of time to enable him to consider the purchase of such division in the event Greenfield chooses to sell it, as to which Greenfield has made no such determination as of the date hereof), an agreement with Telemarketing Services Center, Inc. (an affiliate of Mr. Anastos' daughter), the Liquidating Trust Agreement, the Indemnification Agreement and the Disston Arbitration Agreement. Finally, the Settlement Agreement contains mutual releases between Mr. Anastos and Rule, Greenfield and Messrs. Geishecker, Sable and Libby. The foregoing summary of the Settlement Agreement is qualified in its entirety by the full text thereof which is filed as Exhibit 7(g) hereto and incorporated herein by reference thereto.

         On November 21, 1995, Rule, Greenfield and Rule Acquisition Corporation entered into Amendment No. 1 to the Merger Agreement to extend the deadline for the convening of Rule's stockholders meeting to vote on the Merger to January 31, 1996. The foregoing summary of Amendment No. 1 to the Merger Agreement is qualified in its entirety by the full text thereof which is filed as Exhibit 7(l) hereto and incorporated herein by reference thereto.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is hereby amended to add the following at the end thereof:

         (g) Settlement Agreement dated November 20, 1995 by and among William Anastos, John A. Geishecker, Jr., Gary Sable, Henry G. Libby, Rule Industries, Inc. and Greenfield Industries, Inc.

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                                                              Page 7 of 8 Pages


         (h) Rule Industries, Inc. Irrevocable Proxy dated November 21, 1995 executed by William Anastos.

         (i) Rule Industries, Inc. Irrevocable Proxy dated November 21, 1995 executed by June Anastos.

         (j) Rule Industries, Inc. Irrevocable Proxy dated November 21, 1995 executed by William Anastos As Trustee of the Anastos Revocable Trust and Not Individually.

         (k) Rule Industries, Inc. Irrevocable Proxy dated November 21, 1995 executed by Industrials, Inc.

         (l) Amendment No. 1 to the Agreement and Plan of Merger dated November 21, 1995 by and among Greenfield Industries, Inc., Rule Acquisition Corporation and Rule Industries, Inc.

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                                                              Page 8 of 8 Pages


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 28, 1995              GREENFIELD INDUSTRIES, INC.



                                       By: /s/ Paul W. Jones
                                           ------------------------------------
                                            Paul W. Jones
                                            President and
                                            Chief Executive Officer